838 - 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 26-493 March 10, 2026

Platinum Group Metals Ltd. Enters Into

At-The-Market Equity Distribution Agreement

(Vancouver, B.C. / Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group" or the "Company") reports that it has entered into a new equity distribution agreement effective as of March 10, 2026 (the "Distribution Agreement") with BMO Nesbitt Burns Inc. and Beacon Securities Limited (the "Canadian Agents") and BMO Capital Markets Corp. (the "U.S. Agent" and together with the Canadian Agents, the "Agents") for a new at-the-market equity program ("2026 ATM Program").

As previously announced, the Company established an at-the-market equity program on December 5, 2024 (the "2024 ATM Program") pursuant to a prospectus supplement dated December 5, 2024 to the Company's short form base shelf prospectus dated November 13, 2024. As of January 2026, the Company's 2024 ATM Program has been completed in full.

The Distribution Agreement will allow the Company to distribute up to US$60.0 million (or the equivalent in Canadian dollars) of common shares of the Company (the "Offered Shares") under the 2026 ATM Program. The Offered Shares will be issued by the Company to the public from time to time, through the Agents, at the Company's discretion. The Offered Shares sold under the 2026 ATM Program, if any, will be sold at the prevailing market price at the time of sale. The net proceeds of any such sales under the 2026 ATM Program are anticipated to be used, over the following 24 months, for (i) staged development programs at the Company's Waterberg Project; and (ii) general corporate and administrative purposes.

Under the Distribution Agreement, sales of Offered Shares will be made by the Agents through "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions on the Toronto Stock Exchange ("TSX"), NYSE American, LLC ("NYSE American") or any other trading market for the Offered Shares in Canada or the United States or as otherwise agreed between the Agents and the Company. The Company is not obligated to make any sales of Offered Shares under the Distribution Agreement. Unless earlier terminated by the Company or the Agents as permitted therein, the Distribution Agreement will terminate upon the earlier of (i) December 13, 2026 and (ii) the date that the aggregate gross sales proceeds of the Offered Shares sold under the 2026 ATM Program reaches the aggregate amount of US$60.0 million (or the equivalent in Canadian dollars).

The 2026 ATM Program is being made pursuant to a prospectus supplement to the Company's short form base shelf prospectus dated November 13, 2024 and forming a part of the Company's U.S. registration statement on Form F-10 filed October 31, 2024, as amended on November 13, 2024. The prospectus supplement relating to the 2026 ATM Program has been filed with the securities commissions in each of the provinces and territories of Canada and with the United States Securities and Exchange Commission.

PLATINUM GROUP METALS LTD.	…2

The Company has relied on the exemption for "Eligible Interlisted Issuers" under Section 602.1 of the TSX Company Manual in connection with the listing of the Offered Shares on the TSX.

Copies of the prospectus supplement, the corresponding base shelf prospectus, the Distribution Agreement and other relevant documents are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Alternatively, copies of the prospectus supplement relating to the 2026 ATM Program, the corresponding base shelf prospectus and any amendment to the documents may be obtained, without charge upon request by contacting:

Canadian Short Form Base Shelf Prospectus and Prospectus Supplement:
BMO Nesbitt Burns Inc.
Mississauga Distribution Centre C/O
The Data Group of Companies
80 Ambassador Drive
Mississauga, Ontario L5T 2Y9

or by emailing pgardner@datagroup.ca	U.S. F-10 Registration Statement, as amended, and Prospectus Supplement:
BMO Capital Markets
151 W 42nd Street, 32nd Floor
New York, NY 10036
Attention:  Equity Syndicate Department

or by emailing bmoprospectus@bmo.com

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of, the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Platinum Group Metals Ltd. and the Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa. The Waterberg Project was discovered by Platinum Group and is being operated in joint-venture with Impala Platinum Holdings Ltd., Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”), and HJ Platinum Metals Company Ltd. on behalf of Japan Organization for Metals and Energy Security and Hanwa Co. Ltd.

On behalf of the Board of Directors of

Platinum Group Metals Ltd.

Frank R. Hallam

President, CEO and Director

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450

PLATINUM GROUP METALS LTD.	…3

Disclosure

The TSX and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "may", "will", "plans", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, the future issuance of Offered Shares sold under the 2026 ATM Program; the ability to allocate of the proceeds from any sale of the Offered Shares as described in the Prospectus Supplement; the aggregate gross proceeds of the 2026 ATM Program; the use of proceeds from any sales of Offered Shares under the 2026 ATM Program; and the Company's other future plans and expectations. Although the Company believes any forward-looking statements in this news release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

PLATINUM GROUP METALS LTD.	…4

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including but not limited to, the Company may not sell any of the Offered Shares or may raise less than the maximum offering amount under the 2026 ATM Program; management has broad discretion in the use of proceeds from the 2026 ATM Program; compliance with regulatory requirements; the Company's inability to generate sufficient cash flow or raise additional capital, and to comply with the terms of any new indebtedness; additional financing requirements; and any new indebtedness may be secured, which potentially could result in the loss of any assets pledged by the Company; the Company's history of losses and negative cash flow; the Company's ability to continue as a going concern; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the South African Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Resources (Pty) Ltd ("Waterberg JV Co."); the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; pandemics and other public health crises; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 40-F annual report, AIF and other filings, including the short form base shelf prospectus, prospectus supplement and the Form F-10 registration statement, with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedarplus.ca, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.